Exhibit 99.1

Suntech Power Reports Fourth Quarter
and Fiscal Year 2005 Unaudited Financial Results
Increasing Adoption of Solar Energy Initiatives Worldwide Drives
Strong Demand for Suntech’s Products
Highlights:
•	Fourth quarter 2005 net revenues up 136.3% to $89.0 million over fourth quarter 2004

•	Fiscal year 2005 net revenues up 165.0% to $226.0 million over fiscal year 2004

•	Fourth quarter 2005 net income was $10.6 million, or $0.10 per basic share

•	Fiscal year 2005 net income was $30.6 million, or $0.31 per basic share

•	Production capacity reached 150MW at the end of 2005
Wuxi, China, February 13, 2006 — Suntech Power Holdings Co., Ltd. (NYSE: STP), a leading global solar energy company, today announced fourth quarter 2005 total net revenues of $89.0 million and net income of $10.6 million, or $0.10 per basic share. Total net revenues for fiscal year 2005 were $226.0 million and net income was $30.6 million, or $0.31 per basic share.
“Increasing adoption of solar energy initiatives worldwide, particularly in China and Spain, drove strong demand for our solar cell and module products in the fourth quarter,” said Dr. Zhengrong Shi, Suntech’s chairman and CEO. “This led to our solid financial performance for the fourth quarter and the year as we continue to be one of the fastest growing pure play PV manufacturers in the world.
“We significantly grew our production capacity in 2005 to 150MW. The demand for solar energy worldwide continues to exceed supply, and the market is rapidly absorbing any increases in capacity. By the end of 2006, we expect our capacity to reach 240MW,” added Dr. Shi.

Fourth Quarter 2005 Results
Suntech’s total net revenues for the fourth quarter increased 136.3 percent to $89.0 million over fourth quarter 2004 total net revenues of $37.7 million, and 57.2 percent over third quarter 2005 total net revenues of $56.6 million. Growth in net revenues in the fourth quarter was due to increases in production volumes and demand, and improvements in the average sales prices of Suntech’s photovoltaic (“PV” or “solar”) cell and module products.
Suntech successfully executed its 2005 expansion plans adding a 30MW solar cell production line that became operational at the end of the fourth quarter of 2005. This increases Suntech’s annual capacity to 150MW from 120MW as of September 30, 2005. During the fourth quarter, Suntech derived approximately 63.7 percent of total net revenues from PV modules.
Fourth Quarter 2005 PV Net Revenues by Products

		% of Q4 2005	Growth vs. Q4	Growth vs. Q3
	Q4 2005	Net Revenues	2004	2005
PV Cells	$31.7 million	35.7%	+1,729.6%	+126.6%
PV Modules	$56.7 million	63.7%	+57.8%	+34.8%
PV System Integration	$ 0.6 million	0.6%	+6,301.8%	+2.6%
Total	$89.0 million	100.0%
Gross profit for the fourth quarter was $23.6 million, representing an increase of 83.7 percent over fourth quarter 2004 gross profit of $12.8 million, and an increase of 39.6 percent over third quarter 2005. Gross margin decreased to 26.5 percent, compared with 34.1 percent in the fourth quarter 2004 and 29.8 percent in the third quarter 2005. The decrease in gross margin in the fourth quarter 2005 as compared with the fourth quarter 2004 and the third quarter 2005 was largely attributable to an increase in the cost of raw materials, which constituted the largest portion of cost of revenues. The sequential decrease in gross margin was also partly due to a $1.6 million inventory write-off for substandard wafers as well as an increase in share-based compensation to $1.2 million.
The Company has continued to focus on technology research and development to achieve high performance solar cells at low cost per watt. As of December 31, 2005, the conversion efficiency rates of the Company’s monocrystalline and multicrystalline silicon PV cells reached 17.0 percent and 15.3 percent, respectively, up from 16.5 percent and 15.0 percent, respectively, at the end of the third quarter 2005.
Income from operations for the fourth quarter was $12.5 million, or 14.1 percent of total net revenues, compared with $11.0 million, or 29.3 percent of total net revenues in the fourth quarter of 2004, and $10.3 million, or 18.2 percent of total net revenues in the third quarter 2005. The decrease in operating margin compared with both prior periods was primarily due to decrease in gross profit margins as well as increases in share based compensation and research and development expenses.

Net income for the fourth quarter was $10.6 million, representing a 4.0 percent decrease from the same quarter in the prior year and a 21.9 percent increase from the third quarter 2005. Basic net income per share for the fourth quarter 2005 was $0.10.
Full Year 2005 Financial Results
For the full year 2005, Suntech’s total net revenues increased 165.0 percent to $226.0 million over total net revenues in 2004 of $85.3 million. For the full year 2005, Suntech derived approximately 24.2 percent of total net revenues from PV cells driven mainly by the strong demand from China’s domestic market.
Fiscal Year 2005 PV Net Revenues by Products

		% of 2005			% of 2004
		Net	Growth vs.		Net
	2005	Revenues	2004	2004	Revenues
PV Cells	$ 54.7 million	24.2%	645.5%	$ 7.3 million	8.6%
PV Modules	$ 170.1 million	75.3%	118.4%	$77.9 million	91.4%
PV System Integration	$ 1.2 million	0.5%	2,012.6%	$ 0.1 million	0.0%
Total	$ 226.0 million	100.0%		$85.3 million	100.0%
Gross profit for the full year 2005 was $68.6 million, representing an increase of 173.0 percent from the prior year’s gross profit of $25.1 million. Gross margin increased slightly to 30.3 percent, compared with 29.4 percent in the previous year. Income from operations for the full year 2005 was $42.7 million, or 18.9 percent of total net revenues, and a 113.2 percent increase over 2004 income from operations of $20.0 million, or 23.5 percent of total net revenues. The decline in operating margin in 2005 is primarily due to the increase in general and administrative expenses related to Suntech’s business expansion, restructuring and share based compensation charges.
Net income for the full year 2005 was $30.6 million, representing a 55.0 percent increase from the previous year. Basic net income per share was $0.31 in 2005 compared to $0.22 in 2004.
Balance Sheet and Cash Flow
As of December 31, 2005, Suntech had cash and cash equivalents of $359.3 million. Net operating cash flow for the full year 2005 was $22.6 million, compared with $2.6 million for 2004. Suntech had capital expenditures of $29.7 million in 2005, compared with $9.4 million for 2004.
Business Outlook
Suntech expects its total net revenues in the first quarter 2006 to be in the range of $75 million to $80 million, representing year-over-year growth in the range of 95 percent and 108 percent.
Fourth Quarter and Year End 2005 Conference Call
Suntech’s earnings announcement conference call will take place on February 13, 2006 at 7:00 p.m., Eastern Time, which corresponds to February 14, 2006 at 8:00 a.m., Beijing/Hong Kong time. To access the conference call, please dial +1 617 213 8858 (in the U.S.) or
+852 3002 1672 (in Hong Kong) and ask to be connected to the Suntech earnings call.
A live webcast of the conference call will be available on the investor relations section of Suntech Power’s website at http://www.suntech-power.com.
A replay of the conference call will be available for two weeks on the investor relations section of Suntech Power’s website or by dialing +1 617 801 6888 (passcode: 12676998).
About Suntech Power Holdings Ltd.
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by production output in 2004. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial and public utility sectors. Suntech’s customers are located in various markets worldwide, including Germany, Spain, China and the United States. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, contain forward-looking statements. Suntech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Suntech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: expectations regarding the worldwide demand for electricity and the market for solar energy; the company’s beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term fossil fuel supply constraints; the importance of environmentally friendly power generation; expectations regarding governmental support for the deployment of solar energy; expectations regarding the scaling of the company’s manufacturing capacity; expectations with respect to the company’s ability to secure raw materials in the future; future business development, results of operations and financial condition; and competition from other manufacturers of PV products and conventional energy suppliers. Further information regarding these and other risks is included in Suntech’s registration statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For investor and media inquires, please contact:
In China:
Cindy Shao
Suntech Power Holdings Ltd.
Tel: +86 510 8534 5000
Email: ir@suntech-power.com
Christina Splinder
Ogilvy Public Relations Worldwide
Tel: +86 10 8520 6550
Mobile: +86 1350 1096 802
Email: christina.splinder@ogilvy.com
In the United States:
Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1 212 880 5269
Email: thomas.smith@ogilvypr.com

SUNTECH POWER HOLDINGS CO., LTD.
SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In $’000, Except Per Share Data)

	2005	2004	2005
	Q4	Q4	Q3
	(Note)	(Note)	(Note)

Net revenues	88,989	37,651	56,624
Cost of revenues	65,407	24,810	39,728

Gross profit	23,582	12,841	16,896

Operating expenses
Selling expenses	946	803	1,017
General and administrative expenses	8,008	825	4,720
Research and development expenses	2,084	180	826

Income from operations	12,544	11,033	10,333
Interest expenses	(773)	(408)	(570)
Interest income	174	26	25
Other (expenses) income	(105)	35	(161)

Income before income taxes	11,840	10,686	9,627
Tax (expenses) benefit	(1,500)	335	(859)

Net income after tax before minority interests and equity in gain of affiliates	10,340	11,021	8,768
Minority interest	29	0	5
Equity in gain (loss) of an affiliate	244	(24)	(103)

Net income	10,555	10,997	8,660
Deemed dividend on Series A redeemable convertible preferred shares	784	0	972

Net income attributable to holders of ordinary shares	9,771	10,997	7,688

Net income per share and per ADS
- Basic	0.10	0.12	0.09
- Diluted	0.09	0.12	0.07

Shares used in computation
- Basic	98,123,263	90,000,000	90,000,000
- Diluted	103,104,352	90,000,000	127,898,426
Note: The quarterly summary statement of operations data are unaudited. The summary consolidated balance sheet data as of December 31, 2005 and summary consolidated statement of operations data for the year ended December 31, 2005 are derived from Suntech’s unaudited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2004 and summary consolidated statement of operations data for the year ended December 31, 2004 are derived from Suntech’s audited consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
SUMMARY CONSOLIDATED BALANCE SHEET DATA
(In $’000)

	As of December 31,
	2005	2004
	(Note)	(Note)
ASSETS

Current assets:
Cash and cash equivalents	359,324	19,122
Inventories	40,428	17,472
Advances to suppliers	24,001	2,195

Total current assets	436,479	51,913

Property, plant and equipment, net	39,717	13,211

TOTAL ASSETS	481,664	68,468

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	52,193	34,442

Total current liabilities	71,976	40,225

Long-term bank borrowing	3,717	0

Total liabilities	78,312	41,072

Total shareholders’ equity	401,923	27,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	481,664	68,468

Per Share Data: Ordinary share of par value $0.01; 90,000,000 shares issued and outstanding, as of December 31, 2004; 147,487,707 shares issued and outstanding as of December 31, 2005

SUNTECH POWER HOLDINGS CO., LTD.
SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In $’000, Except Per Share Data)

	For the Year Ended December 31,
	2005	2004
	(Note)	(Note)
Net revenues:
PV cells	54,653	7,331
PV modules	170,129	77,898
PV System integration	1,218	58

Total net revenues	226,000	85,287

Cost of revenues:
PV cells	35,441	5,269
PV modules	121,183	54,862
PV system integration	814	43

Total cost of revenues	157,438	60,174

Gross profit	68,562	25,113

Operating expenses
Selling expenses	3,667	1,750
General and administrative expenses	18,874	2,889
Research and development expenses	3,358	465

Total operating expenses	25,899	5,104

Income from operations	42,663	20,009
Interest expenses (including share based compensation of $5,652,952 for 2005)	(7,907)	(1,036)
Interest income	296	57
Other (expense) income	(758)	167

Income before income taxes	34,294	19,197
Tax (expenses) benefit	(3,753)	611

Net income after taxes before minority interest and equity in gain of affiliates	30,541	19,808
Minority interest	34	0
Equity in gain (loss) of an affiliate	121	(51)

Net income	30,628	19,757
Deemed dividend on Series A redeemable convertible preferred shares	2,406	0

Net income attributable to holders of ordinary shares	28,222	19,757

Net income per share and per ADS
- Basic	0.31	0.22
- Diluted	0.30	0.22

Shares used in computation
- Basic	92,047,507	90,000,000
- Diluted	95,360,059	90,000,000